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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Energy West Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29274A-10-5

(CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216)696-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29274A-10-5			Page 2 of 6

1.	Name of Reporting Person: Mark D. Grossi		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of American

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 173,240

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 173,240

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 173,240

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 28274A-10-5

Item 1. Security and Issuer.

     This Schedule 13D relates to shares of common stock, par value $0.15 per share (the “Shares”), of Energy West Incorporated, a Montana corporation (“Energy West”), which has its principal executive offices at 1 First Avenue South, Great Falls, Montana 59401.

Item 2. Identity and Background.

     (a) This Schedule 13D is filed by Mark D. Grossi for the purpose of reporting an acquisition of Shares. Mr. Grossi was appointed to Energy West’s board of directors on May 26, 2005.

     (b) The business address of Mr. Grossi is 30628 Detroit Road, PMB 292, Westlake, Ohio 44145-5844.

     (c) Mr. Grossi is a private investor.

     (d) No.

     (e) No.

     (f) Mr. Grossi is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Grossi purchased the Shares for the aggregate purchase price of $1,385,920 with his personal funds.

Item 4. Purpose of Transaction.

     Mr. Grossi purchased the Shares for investment.

     Pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D and except as set forth above in this Item 4, Mr. Grossi does not have plans or proposals that relate to or would result in any of the following:

(i)	the acquisition or disposition of Shares;

(ii)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Energy West;

(iii)	the sale or transfer of a material amount of assets of Energy West;

(iv)	a change in the present board of directors or management of Energy West (other than Mr. Grossi’s own appointment to the board of directors on May 26, 2005);

(v)	a material change in the present capitalization or dividend policy of Energy West;

CUSIP No. 28274A-10-5

(vi)	a material change in the business or corporate structure of Energy West;

(vii)	a change to the Restated Certificate of Incorporation or Amended and Restated By-Laws of Energy West, or an impediment to the acquisition of control of Energy West, by any person;

(viii)	the delisting from the National Association of Securities Dealers Automated Quotation System of the Shares;

(ix)	a class of equity securities of Energy West becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(x)	any action similar to any of those enumerated in (i) through (ix) above.

     Mr. Grossi reserves the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, he may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (x) above or in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) According to the most recently available filings with the Securities and Exchange Commission (“SEC”) by Energy West, there are 2,912,564 Shares outstanding, including the Shares issued by Energy West on May 26, 2005 as set forth in the Current Report on Form 8-K filed with the SEC by Energy West on May 27, 2005.

     Mr. Grossi beneficially owns 173,240 Shares, or approximately 5.9% of the outstanding Shares.

     (b) Mr. Grossi has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, the Shares owned by him.

CUSIP No. 28274A-10-5

     (c) On May 26, 2005, Mr. Grossi purchased 173,240 Shares from Energy West for the aggregate purchase price of $1,385,920. The Shares were purchased in a private placement.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Not applicable.

CUSIP No. 28274A-10-5

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2005

/s/ Mark D. Grossi
MARK D. GROSSI